Exhibit (a)(5)(ii)

TEMPLETON DRAGON FUND, INC. 300 S.E. 2nd Street Fort Lauderdale, FL 33301

FOR IMMEDIATE RELEASE:

For more information, please contact Franklin Templeton at 1-800-342-5236.

TEMPLETON DRAGON FUND, INC. (“TDF”) COMMENCES SELF-TENDER
OFFER FOR UP TO 25% OF ITS COMMON SHARES

Fort Lauderdale, Florida, November 21, 2023—Templeton Dragon Fund [NYSE: TDF] (the “Fund”), today announced that it has commenced an issuer tender offer to purchase for cash up to 8,451,035 of its common shares, representing 25% of its issued and outstanding common shares. Unless extended, the tender offer will expire at 5:00 p.m., New York City time, on Wednesday, December 20, 2023 (the “Expiration Date”). Subject to various terms and conditions described in offering materials distributed to shareholders: (1) purchases will be made at a price per share equal to 98% of the Fund’s net asset value (NAV) per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, the Fund will purchase the number of shares equal to the offer amount on a prorated basis. Shareholders who choose to participate in the offer can expect payments for shares tendered and accepted to be mailed within approximately five business days after the Expiration Date.
The Fund will sell portfolio instruments during the tender offer to raise cash for the purchase of common shares. Thus, during the pendency of the tender offer, the Fund will likely hold a greater than normal percentage of its net assets in cash and cash equivalents and may not be able to meet its investment goals nor invest consistent with its investment strategy. Upon conclusion of the tender offer, the Fund is expected to have sufficient assets to continue to meet its investment goals and invest consistent with its investment strategy.
The Fund’s common shares have recently traded at a discount to their net asset value per share. During the pendency of the tender offer, the current net asset value per share will be available by telephone at 1-800/DIAL BEN® (1-800-342-5236) or on the Fund’s website at: https://www.franklintempleton.com/investments/options/closed-end-funds/products/581/SINGLCLASS/templeton-dragon-fund-inc/TDF.
Shareholders are advised to read the offer to purchase, as it contains important information.

The offer to purchase and other documents filed by the Fund with the U.S. Securities and Exchange Commission (the "SEC"), including the Fund's annual report for the fiscal year ended December 31, 2022, are or will be available without cost at the SEC’s website (sec.gov) or by calling the Fund’s Information Agent at (866) 828-6931.
Other information

You may request a copy of the Fund’s current Annual and Semi-Annual Reports to Shareholders by contacting Franklin Templeton’s Fund Information Department at 1-800/DIAL BEN® (1-800-342-5236) or by visiting franklintempleton.com. All investments involve risks, including possible loss of principal. International investments are subject to special risks, including currency fluctuations and social, economic and political uncertainties, which could increase volatility. These risks are magnified in emerging markets. There are special risks associated with investments in China, Hong Kong and Taiwan, including less liquidity, expropriation, confiscatory taxation, international trade tensions, nationalization, and exchange control regulations and rapid inflation, all of which can negatively impact the Fund. Investments in Taiwan could be adversely affected by its political and economic relationship with China. The Fund is actively managed, but there is no guarantee that the manager's investment decisions will produce the desired results. For portfolio management discussions, including information regarding the Fund’s investment strategies, please view the most recent Annual or Semi-Annual Report to Shareholders which can be found at franklintempleton.com or sec.gov.

Unlike open-end funds (mutual funds), closed-end funds are not continuously offered. Closed-end funds trade on the secondary market through a national stock exchange at a price which may be above (a premium), but is often below (a discount to) the net asset value (NAV) of the fund's portfolio.  Unlike a mutual fund, the market price for a closed-end fund is based on supply and demand, not the fund's NAV.

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,300 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.3 trillion in assets under management as of October 31, 2023. For more information, please visit franklintempleton.com.

# # #